

March 10, 2014

<u>Via E-mail</u>
Thomas Hurley
President
Module One RD, Inc.
228 Clearwater Drive
Ponte Vedra Beach, FL 32082

> **Re:** **Module One RD, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed September 26, 2013**
> **Form 10-Q for the Quarterly Periods Ended September 30, 2013 and**
> **December 31, 2013**
> **Filed November 13, 2013 and February 19, 2014**
> **File No. 000-52953**

Dear Mr. Hurley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Signatures

1. We note that Thomas Hurley has signed for the registrant but has not signed in each of his capacities as Principal Executive Officer, Principal Financial Officer, Principle Accounting Officer and Sole Director on behalf of the registrant. Please amend to include the required signatures. Refer to General Instruction D of Form 10-K.

Exhibit 31.1

2.   Your Exhibit 31.1 certification presented in your Form 10-K currently refers to the wrong period for the report, referencing the "Quarterly Report on Form 10-K". As such, please file a full and complete amendment to refer to the correct period in a newly signed and dated certification. In addition, please ensure that the certification is currently dated and refers to the amended report.

3.   We note that the certification filed as Exhibit 31.1 is signed by the registrant. Please amend to provide this certification signed by your principal executive officer and principal financial officer in their capacities as such. Also note that pursuant to Final Release No. 33-8238, which amends Rule 13a-14 or 15d-14 of the Exchange Act, each principal executive officer and principal financial officer must separately sign a Section 302 certification. This comment also applies to your Forms 10-Q for the quarter ended September 30, 2013 and December 31, 2013.

Exhibit 32.1

4.   We also note that the certification filed as Exhibit 32.1 is signed by the registrant. Please amend to provide this certification signed by your principal executive officer and principal financial officer in their capacities as such. In addition, please ensure that the certification is currently dated and refers to the amended report. This comment also applies to your Forms 10-Q for the quarter ended September 30, 2013 and December 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thomas Hurley
Module One RD, Inc.
March 10, 2014
Page 3

Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief